EXHIBIT 14.01

SWANK, INC.

Code of Ethics for Finance Professionals

          This Code of Ethics for Finance Professionals (the "Code") has been adopted in an effort to promote and provide for honest and ethical conduct by the finance professionals of Swank, Inc. (the "Company"), for full, fair and accurate financial management and reporting, compliance with applicable governmental laws, rules and regulations and applicable stock exchange rules and regulations, the prompt reporting of violations of this Code, and for accountability for adherence to this Code. The Company's finance professionals include the principal executive officer, principal financial officer, principal accounting officer or controller and any other person performing similar functions. This Code of Ethics for Finance Professionals is intended to supplement the Company's other corporate policies, including the Company's Employees' Manual, as in effect from time to time.

          Each of the Company's finance professionals hereby agrees, to the best of his or her knowledge and ability, to:

1.	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.

Take all reasonable measures to protect the confidentiality of non-public information about the Company or its subsidiaries and affiliates, and any vendors, customers and other persons and entities obtained in connection with company activities and to prevent the unauthorized disclosure of such information unless required by applicable law, rule, regulation or legal or regulatory process.

3.

Produce full, fair, accurate, timely and understandable disclosure in reports and documents that Swank files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company.

4.

Comply with all laws, rules and regulations of federal, state and local government, as well as any rules and regulations of any applicable stock exchange or self-regulatory organizations, applicable to the business and operations of the Company.

5.

Promptly report (which need not be signed and may be sent anonymously) any known or suspected violation of this Code to the President or the Chairman of the Audit Committee of the Company. The failure to report any known or suspected violation of this Code will also be a violation of this Code.

          Each of the Company's finance professionals understands that he or she will be held accountable for adherence to this Code. Any failure to observe any requirement of this Code may result in disciplinary action, up to and including termination of employment. The Board of Directors of the Company shall have the sole and absolute discretion to approve any amendment to, or waiver from, any provision of this Code.

Acknowledgement

          I acknowledge that I have read and understand my obligations under the Swank, Inc. Code of Ethics for Finance Professionals, and agree to comply with its requirements.

Please sign here:___________________________________   Date:_______________________

Print name:_______________________________________

This signed and completed form must be returned to Jerold R. Kassner, Corporate Secretary, Swank, Inc., 6 Hazel Street, Attleboro, MA 02703.